Exhibit 99.3

REED ELSEVIER PLC

ITEMS OF SPECIAL BUSINESS APPROVED AT THE

ANNUAL GENERAL MEETING

HELD ON 27 APRIL 2005

DIRECTORS’ REMUNERATION REPORT

It was Resolved that the Directors’ Remuneration Report as set out in the Reed Elsevier Annual Reports and Financial Statements 2004 be approved.

ALLOTMENT OF SHARES

It was Resolved as an Ordinary Resolution that subject to and in accordance with Article 11 of the company’s Articles of Association, the directors be empowered, pursuant to Section 80 of the Companies Act 1985, to allot relevant securities having (or consisting of or giving the right to subscribe or convert into shares having) a nominal amount not exceeding in aggregate £24.7 million and that such authority shall expire (save as mentioned in the said Article) on the date of the Annual General Meeting in 2006 or on 26 April 2006, whichever is the later.

DISAPPLICATION OF PRE-EMPTION RIGHTS

It was Resolved as a Special Resolution that subject to and in accordance with Article 12 of the company’s Articles of Association, the directors be empowered, pursuant to Section 95 of the Companies Act 1985 (the Act), to allot equity securities for cash pursuant to the authority conferred by the previous resolution as if Section 89(1) of the Act did not apply to any such allotment and that such authority shall expire (save as mentioned in the said Article) on the date of the Annual General Meeting in 2006 or on 26 April 2006, whichever is the later, provided that for the purposes of the limitation of the said power referred to in Article 12 this authority shall be limited to:

(i)	the allotment of equity securities up to an aggregate nominal value of £7.9 million; and

(ii)	the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities pursuant to the terms of the Reed Elsevier Group plc share option schemes approved by the company.

AUTHORITY TO PURCHASE OWN SHARES

It was Resolved as a Special Resolution that subject to and in accordance with Article 57 of the company’s Articles of Association, the company is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 12.5p each in the capital of the company and that such authority shall expire on the date of the Annual General Meeting in 2006 or on 26 April 2006, whichever is the later (except in relation to the purchase of ordinary shares the contact for which was concluded before such date and which is executed wholly or partly after such date), unless such authority is renewed prior to such time provided that this authority shall be limited so that:

(i)	the maximum aggregate number of ordinary shares hereby authorised to be purchased is 127 million;

(ii)	the minimum price which may be paid for each ordinary share is 12.5p, which amount shall be exclusive of expenses; and

(iii)	the maximum price which may be paid for each ordinary share is an amount (exclusive of expenses) equal to 105% of the average of the middle market quotations for an ordinary share, as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which the ordinary share is purchased.